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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------



                                   F O R M 6-K

                      Pursuant to Section 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of July 2000



                                 RADVISION LTD.
                              (Name of Registrant)




                 24 Raoul Wallenberg St., Tel Aviv 69719 Israel
                     (Address of Principal Executive Office)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F X        Form 40-F __


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes __             No  X


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




                                 RADVISION LTD.





6-K Items

1.   RADVision Ltd. Press Release dated July 18, 2000.


2.   RADVision Ltd. Press Release dated July 24, 2000.

                                                                          ITEM 1

For Immediate Release

Contact:   Karen Gurwitz               David Seligman
           Dir. Corp. Communications   CFO
           RADVision, Inc.             RADVision, Ltd.
           Tel: 201.529.4300, x305     Tel: 972.3.645.5446
           kgurwitz@radvision.com      Seligman@tlv.radvision.com
           http://www.radvision.com    http://www.radvision.com

                           Jennifer Whiddon
                           PR Administrator
                           Accelerated Technology
                           Tel: 800.468.6853
                           jwhiddon@atinucleus.com
                           http://www.atinucleus.com



    Accelerated Technology and RADVision Provide Nucleus Developers with Real
                    Time Operating System Ported with H.323
         CUSTOMERS NOW HAVE NUCLEUS AWARENESS FOR TELEPHONY APPLICATIONS

Mobile, AL/Mahwah, NJ, July 18th, 2000 -- Accelerated Technology, Inc. (ATI), the leader of source code and non-royalty based Real-Time Operating System
(RTOS) software, and RADVision, (NASDAQ:RVSN) the leading provider of award-winning, industry-standard products and technology for real-time voice and video communication over IP, today announced that RADVision's H.323 enabling software has been ported to the Nucleus PLUS real-time kernel. Accelerated Technology's Nucleus PLUS kernel combined with RADVision's H.323 award-winning technology provides a high-performance solution that surpasses the design requirements for a wide variety of products including IP telephones, PSTN to IP Network gateways, MCUs for bridging calls and an array of gatekeeper technologies. This relationship brings together Accelerated Technology's proven success in combining scalable Nucleus embedded software, and the benefits of source code and no royalty fees, with RADVision's expertise in both core technology and field proven IP telephony infrastructure products to provide carriers, enterprises and developers with breakthrough technology and high-quality, cost-effective products and applications.

"As embedded systems become more complicated and task development engineers further with new protocols and technology, ATI continues to increase its partnership program in order to bring the latest technologies to bear on our customer's applications. RADVision has provided an invaluable service to our mutual customers by allowing them to develop VoIP systems with the time tested, high performance Nucleus RTOS. We are pleased to be partnered with a company at the leading edge of networking technology," said Neil Henderson, president of Accelerated Technology, Inc.

"We are delighted to be working together with the leading provider of royalty-free RTOS technology. This partnership furthers RADVision's long-standing commitment to the widespread deployment of low-cost RTOS for the market," said George Kloak, vice president of sales at RADVision, Inc. "Increasing market deployment of Nucleus technology translates to a lower cost per port for our customer base."

                                     more...

The Nucleus PLUS kernel provides efficient, high performance task management, inter-task communication, inter-task synchronization, memory management, and component query features. Optimizations in system clock, interrupt and compiler register usage are only part of the advanced features provided by Nucleus PLUS. The kernel handles difficult issues such as priority inversion while minimizing the interrupt latency to a few microseconds.

In addition to providing well-documented source code without royalty fees, Accelerated Technology also has a complete Nucleus embedded product line that includes a full networking package, prototyping tools, a portable graphics package, multitasking debugger, development tools, and system analysis tools. RADVision's H.323 enabling software includes a package of modules that performs all the functions needed to establish real-time voice/video/data communication over IP networks, and is part of the RADVision V2oIP toolkit family of enabling technology for real-time voice and video communication over IP technology. The toolkit uses a building-block approach, allowing OEMs/developers to rapidly bring to market interoperable standards compliant products and services for next-generation converged networks.

Pricing and Availability

Nucleus PLUS is sold with source code and without royalty fees. Licenses for Nucleus PLUS start at $12,495.

RADVision's H.323 software toolkit for Nucleus is available immediately.  Please
contact  a   RADVision   representative   at   info@radvision.com   for  further
information.

About Accelerated Technology, Inc.

Accelerated Technology, Inc., the leading no-royalty embedded software solution, is headquartered in Mobile, Alabama with sales offices and distributors worldwide. By providing embedded systems developers with a focus on service, well-documented source code and industry leading non-royalty based Real-Time Operating Systems (RTOS) software, ATI's Nucleus RTOS line of embedded software shortens time-to-market and provides a complete solution for engineers. Organizations that have taken advantage of the "All You NEED in an RTOS. Royalty Free" business model of ATI include Compaq, Hyundai Network, Motorola, NASA, Panasonic, Sony and Texas Instruments. Nucleus products are used in the most popular applications including telecommunications switches, set-top boxes, cellular phones and smart cards, DVD, digital cameras, GPS, printers and industrial control and medical instrumentation. For more information, please visit the site http://www.atinucleus.com. For more information on Nucleus PLUS or any of Accelerated Technology's embedded software products, please feel free to contact us.


About RADVision

RADVision is a leading provider of products and technology that enable real-time voice, video and data communications over packet networks, including the Internet and other networks based on the Internet protocol or IP. RADVision's products and technology are used by RADVision customers to develop systems that enable enterprises and service providers to use next generation packet networks for real-time IP communications. RADVision is actively involved in the development of the industry standards that are driving the emergence and growth of the use of packet networks for real-time communications, and was the first-to-market with enabling technology and the products required for the transmission of real-time voice, video and data over packet networks. As a result, RADVision is well positioned to lead the market with products and technology that enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to next generation packet networks. The company's products and technology include standards-based gateways, conferencing bridges, gatekeepers and software toolkits. For more information, please visit our website at: www.radvision.com.


                                     more...

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVision's filings with the Securities and Exchange Commission, including RADVision's Form F-1 registration statement.

                                       ###
                            All trademarks recognized

                                                                          ITEM 2

For Immediate Release

Contact:

Benjamin Bar-Ness                   Andy Abramson
VP Bus. Development & Mrktg         Dir. Marketing
ComGates Communications             ComGates
Tel: +972.9.950.0404                Tel: 888.225.3982
bbarness@comgates.com               aabramson@comgates.com
http://www.comgates.com             http://www.sspr.com

Karen Gurwitz                       David Seligman
Dir. Corp. Comm.                    CFO
RADVision, Inc.                     RADVision, Ltd.
Tel: 201.529.4300, x305             Tel: +972.3.645.5446
kgurwitz@radvision.com              Seligman@tlv.radvision.com
http://www.radvision.com            http://www.radvision.com

        ComGates Selects RADVision's V2oIP(TM) Technology for Integration
                        Into New Carrier-Class Softswitch

   COMGATES' NEW SOFTSWITCH USES RADVISION'S MGCP AND H.323 ENABLING SOFTWARE

Mahwah, NJ, July 24th, 2000 -- RADVision (NASDAQ:RVSN), the leading provider of award-winning, industry-standard products and technology for real-time voice and video communication over IP, and ComGates, a leading developer of carrier-grade VoIP platforms, announced today that RADVision's award-winning H.323 and MGCP software will be integrated into ComGates' new carrier-class CSSW 4000 Softswitch.

The rapidly expanding marketplace for converged voice, video, and data networks requires innovative solutions for the efficient integration of multiple -protocols for real-time IP communications. The integration of RADVision's market-leading enabling software technology into ComGates' carrier-class VoIP platform provides a solution for carriers and service providers looking to deploy value-added IP services for next-generation communication networks. The combination of RADVision's market-proven interoperable technology and ComGates' unique softswitch technology addresses several key issues for IP telephony and streaming media such as scalability, connectivity, interoperability, and QoS.

The ComGates CSSW4000 Softswitch is scheduled for release in August 2000 and will include the industry's first "multi-protocol, on-the-fly" capability, which simultaneously supports H.323, SIP and MGCP.

According to ComGates' CEO, Jacob Tirosh, "The ComGates CSSW4000 Softswitch, with its multi-protocol on the fly technology features, will support and contribute to further propel the rapid proliferation of voice and streaming media applications in IP centric networks on a global basis."

"Global IP-centric communications networks need to support multiple protocols. RADVision provides a family of enabling software for a variety of real-time IP communication protocols. Our MGCP and H.323 technology provides service providers and carriers the building blocks needed for creating a whole new generation of enhanced services for IP telephony," said Michelle Blank, vice president of galactic marketing for RADVision. "Softswitches, like ComGates' CSSW4000, are the critical component needed for seamless interworking between the different protocols. The combination of RADVision's core IP telephony technology with ComGates' softswitch will reduce the development and deployment time for value-added next generation IP services."

                                     more...

RADVision's market leading suite of MGCP enabling software was designed for high performance, carrier class, IP telephony media gateways and media gateway controllers. Unique value-added features include the most comprehensive functionality implemented in the smallest memory footprint, together with a unique API that includes a wrapper for easy mapping from MGCP to MEGACO/H.248, the new specification being jointly developed by the IETF (Internet Engineering Task Force) and ITU-T (International Telecommunications Union - T).

RADVision's H.323 core protocol enables the creation of real-time voice and video H.323 calls over IP networks. The H.323 software toolkit consists of H.225 RAS, RTP/RTCP, and Q.931 Call Signaling. RADVision also offers optional modules for H.235 Security features as well as H.450 Supplemental Services for a more robust solution. Designed to be platform independent, the RADVision H.323 protocol toolkit is available for numerous operating systems including various UNIX versions, real-time OSs for embedded systems, as well as Windows, including Windows NT and Win CE.

About ComGates

Established in late 1998, privately owned ComGates Ltd. is a technology leader developing platforms that address the major technology and service needs of the growing VoIP industry. The carrier-grade ComGates platforms provide gateway and gatekeeper functions compatible with all existing and emergent standards in both the telephony and Internet domains. Investors in ComGates include the eXseed venture fund, managers of the Bankers Trust group, private investors, entrepreneurs, and employees. The ComGates senior management team brings more than two decades of experience in telecommunications technology, infrastructure, and service. The company employs 40 communications and software professionals with established experience gained at the leading Israeli telecommunications companies.

About RADVision

RADVision is a leading provider of products and technology that enable real-time voice, video, and data communications over packet networks, including the Internet and other networks based on the Internet protocol or IP. RADVision's products and technology are used by RADVision customers to develop systems that enable enterprises and service providers to use next generation packet networks for real-time IP communications. RADVision is actively involved in the development of the industry standards that are driving the emergence and growth of the use of packet networks for real-time communications, and was the first-to-market with enabling technology and the products required for the transmission of real-time voice, video and data over packet networks. As a result, RADVision is well positioned to lead the market with products and technology that enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to next generation packet networks. The company's products and technology include standards-based gateways, conferencing bridges, gatekeepers and software toolkits. For more information, please visit our website at: www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVision's filings with the Securities and Exchange Commission, including RADVision's Form F-1 registration statement.


                                       ###
                            All trademarks recognized

                                   SIGNATURES




     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  RADVISION LTD.
                                                 ----------------
                                                   (Registrant)



                                                   By   /s/David Seligman
                                                        -----------------

                                                       David Seligman
                                                       Chief Financial Officer


Dated: July 26, 2000